UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): September 15, 2014

IRON MOUNTAIN INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-13045	23-2588479
(Commission File Number)	(IRS Employer Identification No.)

One Federal Street, Boston, Massachusetts	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 535-4766

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

When used in this Current Report on Form 8-K, unless otherwise specifically stated or the context otherwise requires, the terms “Iron Mountain,” “we,” “our” and “us” refer to Iron Mountain Incorporated and its subsidiaries, including its taxable REIT subsidiaries (“TRSs”), unless the context otherwise requires .

Item 8.01.                                        Other Events.

As previously disclosed, on June 25, 2014, our board of directors unanimously approved our conversion to a real estate investment trust (“REIT”) for federal income tax purposes effective for our taxable year commencing January 1, 2014 (the “REIT Conversion”). As such, we intend to elect REIT status effective January 1, 2014.

As summarized under the heading “Material Federal Income Tax Considerations” in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2014 (our “August Current Report”), we must continually satisfy various qualification tests imposed under the Internal Revenue Code of 1986, as amended (the “Code”), concerning, among other things, the sources of our income, the nature and diversification of our assets and the amounts we distribute to our stockholders. In connection with such qualification tests, and in accordance with tax rules applicable to REIT conversions, for us to be eligible to elect REIT status for federal income tax purposes effective for our taxable year commencing January 1, 2014, we must make a special distribution to our stockholders of our previously undistributed accumulated earnings and profits attributable to all taxable periods ending on or prior to December 31, 2013 (the “2014 Special Distribution”).  The 2014 Special Distribution also will include some other items of taxable income that we expect to recognize in 2014, such as depreciation recapture in respect of accounting method changes commenced in our pre-REIT period as well as foreign earnings and profits repatriated as dividend income.

In our August Current Report, we disclosed under the heading “Material Federal Income Tax Considerations” that our undistributed pre-REIT earnings and profits were estimated to be approximately $600 million as of January 1, 2014.  We currently expect our undistributed pre-REIT earnings and profits to be approximately $325 million as of January 1, 2014, which amount will generally be taxable as ordinary dividends potentially eligible for the preferential tax rates described in “Material Federal Income Tax Considerations - Taxation of U.S. Stockholders”.  In addition, we currently expect to both recognize and distribute in 2014 approximately $275 million of foreign earnings and profits repatriated as dividend income, substantially all of which is also expected to be potentially eligible for the same preferential tax rates described in “Material Federal Income Tax Considerations - Taxation of U.S. Stockholders”.  This disclosure is intended to supplement, update and clarify the disclosure under “Material Federal Income Tax Considerations” in our August Current Report.

On September 15, 2014, we announced the declaration by our board of directors of the 2014 Special Distribution in an aggregate amount of $700.0 million, payable in the form of either our common stock, par value $0.01 per share (the “Common Stock”), or cash to, and at the election of, the stockholders of record as of September 30, 2014 (the “Record Date”).  The 2014 Special Distribution of $700.0 million is intended to be in an amount that approximates the sum of three items: (1) our undistributed pre-REIT earnings and profits as of January 1, 2014 of approximately $325 million; (2) foreign earnings and profits repatriated as dividend income expected to be recognized in 2014 of approximately $275 million; and (3) other 2014 taxable income items such as depreciation recapture in respect of accounting method changes commenced in our pre-REIT period.  The 2014 Special Distribution follows our initial earnings and profits distribution of $700.0 million paid on November 21, 2012 and will result in a total distribution of our accumulated earnings and profits distributions associated with the REIT Conversion, as well as the other items of taxable income described above, of $1,400.0 million.

Our stockholders on the Record Date will have the right to elect, prior to October 24, 2014 (the “Election Deadline”), to be paid their pro rata portion of the 2014 Special Distribution all in Common Stock (a “Share Election”) or all in cash (a “Cash Election”); provided, however, that the total amount of cash payable to all stockholders in the 2014 Special Distribution will be limited to a maximum of $140.0 million (the “Cash Amount”), with the balance of the 2014 Special Distribution payable in the form of Common Stock. Election forms will be mailed to all stockholders promptly after the Record Date and must be returned on or before the Election Deadline to be effective. Stockholders who fail to timely return a properly completed election form before the Election Deadline will be deemed to have made a Share Election, meaning an election to receive the 2014 Special Distribution all in Common Stock. The amount of Common Stock to be distributed will be determined based upon the average closing price on the three trading days following October 24, 2014.

Because the Cash Amount is limited to $140.0 million, the actual amount of cash that will be paid to stockholders who make the Cash Election may depend upon whether the aggregate amount of all Cash Elections exceeds the Cash Amount. If the aggregate amount of stockholder Cash Elections exceeds the Cash Amount, then the payment of such Cash Election will be made on a pro rata basis to stockholders making the Cash Election such that the aggregate amount paid in cash to all stockholders equals the Cash Amount. As a result, if the total amount of cash payments to all stockholders who elect to be paid in cash exceeds the Cash Amount, stockholders making the Cash Election will receive a portion, but not less than 20%, in cash and the remaining portion in Common Stock, subject to rounding and other minor adjustments.

Promptly after the Record Date, we expect that Computershare Shareowner Services LLC, as our election agent, will distribute election materials to the holders of record as of the Record Date, including an election form and information regarding the 2014 Special Distribution.

The Company urges stockholders to consult their tax advisors regarding the specific tax consequences regarding the 2014 Special Distribution.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. The forward looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates,” “plans” or similar expressions, we are making forward looking statements. Although we believe that the forward-looking statements are based on reasonable assumptions, our expected results may not be achieved, and actual results may differ materially from our expectations. For example:

•                  This Current Report includes estimates of undistributed pre-REIT accumulated earnings and profits as of December 31, 2013.  We have retained accountants to assist us in calculating the amount of such undistributed pre-REIT accumulated earnings and profits.  However, there can be no assurance that the Internal Revenue Service would not, upon subsequent examination, propose adjustments to our calculation of our undistributed pre-REIT accumulated earnings and profits. If it is subsequently determined that we had undistributed pre-REIT accumulated earnings and profits as of the end of our first taxable year as a REIT, we may be eligible for a relief provision. To utilize this relief provision, we would have to pay an interest charge for the delay in distributing the undistributed earnings and profits; in addition, we would be required to distribute to our stockholders, in addition to our other REIT distribution requirements, the amount of the undistributed earnings and profits less the interest charge paid.

Our forward-looking statements should not be relied upon except as statements of our present intentions and of our present expectations, which may or may not occur. Cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. Except as required by law, we undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in this Current Report, as well as our other filings with the SEC, including the sections “Risk Factors” and “Cautionary Note Regarding Forward Looking Statements,” as applicable, in our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 28, 2014, our Current Report on Form 8-K filed with the SEC on May 5, 2014, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 filed with the SEC on July 31, 2014 and our August Current Report, copies of which are available upon request from us. We do not assume any obligation to update the forward-looking information contained in this Current Report.

Additional Information

This Current Report may be deemed to be solicitation material in respect of the proposed stockholder vote approving the merger of Iron Mountain Incorporated with and into Iron Mountain REIT, Inc. (“Iron Mountain REIT”), with Iron Mountain REIT succeeding to and continuing to operate the existing business of Iron Mountain (the “Merger”).  Iron Mountain REIT has filed with the SEC a Registration Statement on Form S-4, which

Registration Statement will include a definitive proxy statement of Iron Mountain and prospectus of Iron Mountain REIT (when available). BEFORE MAKING ANY VOTING DECISION, IRON MOUNTAIN STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  The definitive proxy statement/prospectus (when available) will be mailed to stockholders of Iron Mountain. Stockholders will be able to obtain, without charge, a copy of the definitive proxy statement/prospectus (when available) and other documents that Iron Mountain and Iron Mountain REIT file with the SEC from the SEC’s website at www.sec.gov.  The definitive proxy statement/prospectus (when available) and other relevant documents will also be available, without charge, by directing a request by mail or telephone to Iron Mountain, Attn: Investor Relations, One Federal Street, Boston, Massachusetts 02110, or from our website, www.ironmountain.com.

Iron Mountain, Iron Mountain REIT, their respective directors and executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the special meeting of stockholders in the second half of 2014 at which our stockholders will have the opportunity to vote on the proposed Merger. Additional information regarding the interests of such potential participants will be included or incorporated by reference in the definitive proxy statement/prospectus (when available).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRON MOUNTAIN INCORPORATED

By:	/s/ Roderick Day
Name:	Roderick Day
Title:	Executive Vice President and Chief Financial Officer

Date: September 15, 2014